SECOND AMENDING AGREEMENT

THIS AGREEMENT dated as of May 6, 2014.

AMONG:

ENERPLUS CORPORATION, a corporation subsisting under the laws of the Province of Alberta, as borrower (hereinafter referred to as the "**Borrower**"),

OF THE FIRST PART

and

CANADIAN IMPERIAL BANK OF COMMERCE, a Canadian chartered bank, as administrative agent of the Lenders (hereinafter referred to as the "**Agent**"),

OF THE SECOND PART

and

EACH PERSON NAMED ON THE SIGNATURE PAGES HEREOF in their capacity as a Lender (collectively, the "**Lenders**"),

OF THE THIRD PART

WHEREAS the parties hereto entered into the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1. INTERPRETATION

1.1 In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"**Agreement**" means this second amending agreement, as amended, modified, supplemented or restated from time to time and includes, for certainty, the Confirmation of Guarantee attached hereto;

"**Amended Credit Agreement**" means the Credit Agreement as amended and supplemented by this Agreement, and as the same may be further amended, modified, supplemented or restated from time to time;

"Credit Agreement" means the amended and restated credit agreement dated as of October 31, 2012 between the Borrower, the Agent and the Lenders, as amended by a first amending agreement dated as of November 8, 2013; and

"Effective Date" means the date on which all of the conditions precedent in Section 4 of this Agreement have been satisfied or waived by the Lenders.

1.2 Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto. Unless expressly indicated otherwise, all references to "Section" or "Sections" are intended to refer to a Section or Sections of the Credit Agreement.

2. AMENDMENTS TO CREDIT AGREEMENT

2.1 Effective as of the Effective Date, the Borrower, the Agent and each of the Lenders agree the Credit Agreement is amended as follows:

(a) the definition of "Consolidated Tangible Assets" in Section 1.1 is hereby amended by inserting the following at the end of the definition:

", and, in all cases, without giving effect to the reduction in the aggregate of Cdn.$2,242,070,000 as at December 31, 2012 as a consequence of the adoption of U.S. GAAP, except for the purposes of the definition of Material Restricted Subsidiary and Section 14.1(v) where, in each such case, the calculation of Consolidated Tangible Assets shall be made in accordance with U.S. GAAP and the foregoing reduction shall be given effect to"; and

(b) the definition of "Shareholder's Equity" in Section 1.1 is hereby amended by inserting the following at the end of the definition:

", and without giving effect to the reduction in the aggregate of Cdn.$1,098,314,000 as at December 31, 2012 as a consequence of the adoption of U.S. GAAP".

3. REPRESENTATIONS AND WARRANTIES

3.1 The Borrower hereby represents and warrants that as of the Effective Date:

(a) no Default or Event of Default has occurred and is continuing; and

(b) the representations and warranties contained in Article 13 of the Credit Agreement (other than those made specifically as of the Amendment Date and with this Agreement being a Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement) are true and correct.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Advance, notwithstanding any investigations or examinations

which may be made by or on behalf of the Agent, the Lenders or the Lenders' counsel. Such representations and warranties shall survive until the Amended Credit Agreement has been terminated.

4. CONDITIONS PRECEDENT TO EFFECTIVENESS

This Agreement shall be effective upon the Borrower delivering or causing to be delivered to the Agent an executed copy of this Agreement for each Lender.

5. CONFIRMATION OF CREDIT AGREEMENT AND OTHER DOCUMENTS

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect. The Credit Agreement as amended hereby is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect. This Agreement shall, for all purposes, be considered to be a Document.

6. FURTHER ASSURANCES

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7. COUNTERPARTS

This Agreement may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by telecopier or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

8. GOVERNING LAW

The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ENERPLUS CORPORATION

Per:
Name: Michael Politeski
Title: Treasurer & Corporate Controller

Per:
Name: Jodi Jenson Labrie
Title: VP, Finance

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and Lender

Per: ____________________________
Name: Joelle Chatwin
Title: Executive Director

Per: ____________________________
Name: Chris Perks
Title: Managing Director

ROYAL BANK OF CANADA

Per: ______________________
Name: Sonia G. Tibbatts
Title: Authorized Signatory

Per: ______________________
Name:
Title:

BANK OF MONTREAL

Per: ____________________________
Name: Brad Heck
Title: Director

Per: ____________________________
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: ______________________
Name: Michael Linder
Title: Director

Per: ______________________
Name: Dean Perry
Title: Associate

THE TORONTO-DOMINION BANK

Per: ________________________
Name: David Radomsky
Title: Director

Per: ________________________
Name: Craig DeBellefeuille
Title: Director

HSBC BANK CANADA

Per: ______________________
Name: Jean-Philippe Gariazzo
Title: Director

Per: ______________________
Name: Glen Chui
Title: Analyst

NATIONAL BANK OF CANADA

Per: ____________________
Name: Mark Williamson
Title: Authorized Signatory

Per: ____________________
Name: Greg Steidl
Title: Authorized Signatory

CITIBANK, N.A., CANADIAN BRANCH

Per: ______________________
Name: Gordon DeKuyper
Title: Managing Director

Per: ______________________
Name:
Title:

UNION BANK, CANADA BRANCH

Per: ____________________________
Name: Larry Sagriff
Title: Vice President

Per: ____________________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ______________________
Name: A. Scott Daniel
Title: Managing Director

Per: ______________________
Name: Matthew Littlejohn
Title: Senior Associate Director

SUMITOMO MITSUI BANKING CORPORATION OF CANADA

Per: ____________________
Name: Hiroki Kamijo
Title: Senior Vice President

Per: ____________________
Name:
Title:

CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged), the undersigned hereby: (a) consents to the terms of this Agreement and (b) confirms and agrees that its Guarantee made as of October 31, 2012 or, in the case of 1773527 Alberta Ltd., October 10, 2013, as applicable, is and shall remain in full force and effect in all respects and, without limiting the generality of the foregoing, shall continue to exist and apply to all of the Obligations (as defined in such Guarantee), including, without limitation, the Obligations (as defined in such Guarantee) of the Borrower under, pursuant to or relating to the Amended Credit Agreement.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Amended Credit Agreement.

1209783 ALBERTA ULC

Per:
Name: Michael Politeski
Title: Treasurer & Corporate Controller

Per:
Name: Jodi Jenson Labrie
Title: VP, Finance

ENERPLUS RESOURCES U.S. INC.

Per:
Name: Michael Politeski
Title: Treasurer & Corporate Controller

Per:
Name: Jodi Jenson Labrie
Title: VP, Finance

1773527 ALBERTA LTD.

Per:
Name: Michael Politeski
Title: Treasurer & Corporate Controller

Per:
Name: Jodi Jenson Labrie
Title: VP, Finance

EPARTNERSHIP HOLDINGS LTD.

Per:
Name: Michael Politeski
Title: Treasurer & Corporate Controller

Per:
Name: Jodi Jenson Labrie
Title: VP, Finance

3104613 NOVA SCOTIA LIMITED

Per:
Name: Michael Politeski
Title: Treasurer & Corporate Controller

Per:
Name: Jodi Jenson Labrie
Title: VP, Finance

ENERPLUS RESOURCES (USA) CORPORATION

Per:
Name: Michael Politeski
Title: Treasurer & Corporate Controller

Per:
Name: Jodi Jenson Labrie
Title: VP, Finance